BY EDGAR

June 25, 2020

Patrick F. Scott, Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:

Thrivent Variable Annuity Account I;

Initial Registration Statement on Form N-4 (“Registration Statement” or “filing”):

Thrivent Retirement Choice Variable Annuity (“Contract” or “VA”);

Issued by Thrivent Financial for Lutherans (“Company”);

File No. 811-21111 / 333-237618

Dear Mr. Scott:

This correspondence provides detailed responses to the comments made during our call on Tuesday, June 23, 2020.

Comment 1: Please add either a table footnote or a separate disclosure in the Fee and Expense Table section, cross-referencing the full disclosure on the Maintenance of Solvency provision.

Response to Comment 1: The following separate disclosure has been added to the Fee and Expense Table section:

As a fraternal benefit society, Thrivent is also required to have a Maintenance of Solvency provision applicable only to amounts allocated to the Fixed Account in certain limited conditions. For a complete discussion of the Maintenance of Solvency provision, see General Provisions – Maintenance of Solvency.

Comment 2: Please disclose what the “reserves” are and what it means to be “impaired.”

Response to Comment 2: The following is now the 2nd paragraph in the redrafted Maintenance of Solvency full disclosure:

The provision can come into play only when the reserves of a fraternal benefit society become impaired. That means there would be a serious concern with the financial position of the society, leading to a higher risk that the society cannot meet its commitments under its contracts. State law provides guidance on when a society’s position becomes impaired. This is generally based on prescribed financial formulas used to determine the risks of a society not being able to meet its obligations.

Comment 3:    Please verify that the 5% payment that is required is treated the same as any other premium made to the contract. If it is different, how is it different?

Response to Comment 3: The following is now the 5th paragraph in the redrafted Maintenance of Solvency full disclosure:

Regarding the extra payment, one option is for you to submit the additional funds to us within 60 days. The extra payment would not be applied to your Contract as additional premium. Instead, it could be held by Thrivent until the impairment has been resolved. Alternatively, you could have the amount treated as a debt against your Contract. That means we would track the amount of your assessment and compound interest due at a 5% annual interest rate. If you requested a withdrawal of your balance in the Fixed Account, the amount of your debt, plus any interest, would be held by Thrivent until the impairment was resolved. Third, you could choose an equivalent reduction in benefits instead of, or in combination, with the debt. A reduction in benefits means the amount would be taken out of your Fixed Account by Thrivent and would be treated as a partial surrender for purposes of your Contract’s benefits. Your annuity’s value and death benefit would be reduced accordingly.

Comment 4:    Please explicitly say what benefits may be reduced to satisfy the Maintenance of Solvency provision, as a result of policy indebtedness. For example, the standard death benefit, the minimum interest rate on the Fixed Account, etc., might be further reduced due to the Maintenance of Solvency provision.

Response to Comment 4:    The 5th paragraph in the redrafted Maintenance of Solvency full disclosure now also addresses the benefits that will be reduced as a result of policy indebtedness.

The complete disclosure for the Maintenance of Solvency provision is as follows. The complete disclosure will be in Investment Options – Fixed Account and General Provisions -Maintenance of Solvency.

Maintenance of Solvency

The maintenance of solvency provision is a legal requirement of a fraternal benefit society. This provision can only apply to your money in the Fixed Account, not the Variable Subaccounts.

The provision can come into play only when the reserves of a fraternal benefit society become impaired. That means there would be a serious concern with the financial position of the society, leading to a higher risk that the society cannot meet its commitments under its contracts. State law provides guidance on when a society’s position becomes impaired. This is generally based on prescribed financial formulas used to determine the risks of a society not being able to meet its obligations.

It is extremely unlikely that Thrivent would be in an impaired condition considering its financial position. You may review our financial statements and reports from our independent public accounting firm in the Statement of Additional Information (SAI) found online at thrivent.com or by returning the form found on page 68 of this prospectus. In addition, your financial professional is always available to answer any questions you may have about Thrivent’s financial stability.

In the extraordinary event that our reserves become impaired, you may be required to make an extra payment. Our Board of Directors could only impose this extra payment after determining that our overall financial position is seriously impaired, that the extra payments are necessary to remedy the impairment, that better options are not available or would be ineffective, and that the extra payments would be in the best interest of the members. This can happen only in the rare event that the insurance commissioner issued an order declaring us to be in a hazardous condition. If that happened, our Board of Directors would work with the commissioner to determine each member’s portion of the deficiency. We expect your share would be apportioned according to the value you have in the Fixed Account, if any.

Regarding the extra payment, one option is for you to submit the additional funds to us within 60 days. The extra payment would not be applied to your Contract as additional premium. Instead, it could be held by Thrivent until the impairment has been resolved. Alternatively, you could have the amount treated as a debt against your Contract. That means we would track the amount of your assessment and compound interest due at a 5% annual interest rate. If you requested a withdrawal of your balance in the Fixed Account, the amount of your debt, plus any interest, would be held by Thrivent until the impairment was resolved. Third, you could choose an equivalent reduction in benefits instead of, or in combination, with the debt. A reduction in benefits means the amount would be taken out of your Fixed Account by Thrivent and would be treated as a partial surrender for purposes of your Contract’s benefits. Your annuity’s value and death benefit would be reduced accordingly.

Please be advised that a maintenance of solvency provision is applicable to all fraternal benefit societies, regardless of the financial position and ratings of the society. Again, your financial professional will be glad to provide you with information on Thrivent’s financial strength and independent ratings.

Please call me at (920) 628-2347 if you have any questions regarding the forgoing.

Sincerely,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel